UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 20, 2020

Illumina, Inc.
(Exact name of registrant as specified in its charter)
001-35406
(Commission File Number)

Delaware	33-0804655
(State or other jurisdiction of incorporation)	(I.R.S. Employer Identification No.)

5200 Illumina Way, San Diego, CA 92122
(Address of principal executive offices) (Zip code)

(858) 202-4500
(Registrant’s telephone number, including area code)

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 par value	ILMN	The NASDAQ Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13a of the Exchange Act. ☐

Item 1.01.	Entry into a Material Definitive Agreement.

Merger Agreement

On September 20, 2020, Illumina, Inc. (the “Company”), SDG Ops, Inc., a Delaware corporation and a wholly owned subsidiary of the Company (“First Merger Sub”), SDG Ops, LLC, a Delaware limited liability company and a wholly owned subsidiary of the Company (“Second Merger Sub”), and GRAIL, Inc., a Delaware corporation (“Grail”), entered into an Agreement and Plan of Merger (the “Merger Agreement”).  Pursuant to the Merger Agreement, First Merger Sub will merge with and into Grail (the “Merger”), with Grail continuing as the surviving entity (the “First Merger”).  Immediately following the First Merger and as part of the same overall transaction as the First Merger, Grail will merge with and into Second Merger Sub, with Second Merger Sub continuing as the surviving entity (the “Second Merger”, and together with the First Merger, the “Mergers”).

Subject to the terms and conditions set forth in the Merger Agreement, at the effective time of the First Merger (the “Effective Time”), each issued and outstanding share of Class A Common Stock, par value $0.001 per share (the “Grail Class A Common Stock”), Class B Common Stock, par value $0.001 per share, Series A Preferred Stock, par value $0.001 per share, Series B Preferred Stock, par value $0.001 per share, Series C Preferred Stock, par value $0.001 per share and Series D Preferred Stock, par value $0.001 per share, of Grail (collectively, “Grail Stock”) (subject to limited exceptions, including shares with respect to which dissenters’ rights have been validly exercised in accordance with Delaware law) will be converted into, at the holder’s election, either:

●
The right to receive (i) an amount in cash, without interest, equal to the amount obtained by dividing $3,500,000,000 by the Grail Fully Diluted Share Count (as defined in the Merger Agreement) (the “Cash Consideration”), plus (ii) a number of validly issued, fully paid and non-assessable shares of common stock, par value $0.01 per share, of the Company (the “Company Common Stock”) obtained by dividing the Aggregate Stock Consideration (as defined below) by the Grail Fully Diluted Share Count (the “Stock Consideration”), plus (iii) one contingent value right (a “CVR”) issued by the Company, subject to and in accordance with the CVR Agreement described below (the “CVR Consideration”); or

●
The right to receive (i) the Cash Consideration,  plus (ii) the Stock Consideration, plus (iii) a number of shares of Company Common Stock and/or an amount in cash, such number and/or amount to be determined by the Company in its sole discretion (the “Alternative Consideration”).

The number of shares of Company Common Stock to be received for each share of Grail Stock may fluctuate with the market price of the Company Common Stock and will, subject to the collar described in the definition of “Aggregate Stock Consideration” below, be determined based on the volume-weighted average trading price of a share of Company Common Stock on The NASDAQ Global Select Market (“NASDAQ”) over the 20 consecutive trading day period ending on (and including) the trading day that is 10 trading days prior to the date of the Effective Time, rounded to four decimal places (such price, the “Average Company Stock Price”).

“Aggregate Stock Consideration” means:

●	If the Average Company Stock Price is an amount greater than $399, then the Aggregate Stock Consideration shall be 11,278,195 shares of Company Common Stock;
●
If the Average Company Stock Price is an amount greater than or equal to $295 but less than or equal to $399, then the Aggregate Stock Consideration shall be a number of shares of Company Common Stock equal to the quotient obtained by dividing (x) $4,500,000,000 by (y) the Average Company Stock Price; or

●	If the Average Company Stock Price is an amount less than $295, then the Aggregate Stock Consideration shall be 15,254,237 shares of Company Common Stock;

Holders of Grail Stock who make no election as to their form of consideration will receive the CVR Consideration.

No fractional shares of Company Common Stock will be issued as Stock Consideration or Alternative Consideration, but in lieu thereof each holder of Grail Stock otherwise entitled to a fractional share of Company Common Stock will be entitled to receive a cash payment in lieu of such fractional share.

Subject to the terms and conditions set forth in the Merger Agreement, immediately prior to the Effective Time, a portion, determined in accordance with the Merger Agreement, of each outstanding award of Grail restricted stock, restricted stock units and stock options will vest.  Vested equity awards will be canceled for the right to receive, at the holder’s election, either the CVR Consideration or the Alternative Consideration.  Unvested awards will convert into equivalent awards with respect to Company Common Stock in a manner intended to preserve their value, and generally subject to the same terms and conditions as the underlying Grail award, except that the holder may elect to receive a specified number of vested CVRs in respect of such award in exchange for fewer Company awards.

If the Mergers are not consummated on or prior to December 20, 2020, the Company will make monthly cash payments to Grail of $35 million (the “Continuation Payments”) until the earlier of the consummation of the Mergers or the termination of the Merger Agreement, subject to certain exceptions.  In the event that the Merger Agreement is terminated, the Company will receive shares of non-voting Grail preferred stock in respect of all Continuation Payments in excess of $315 million, subject to certain terms and conditions.

The Board of Directors of Grail, including both Preferred Directors (as defined in Grail’s certificate of incorporation), has approved the Merger Agreement and the Mergers and the other transactions contemplated by the Merger Agreement (the “Transactions”) and resolved to recommend that the stockholders of Grail adopt the Merger Agreement.

The completion of the Mergers is subject to satisfaction or waiver of specified closing conditions, including (1) the receipt of required approvals from Grail stockholders, (2) the receipt of required regulatory approvals, including the expiration or termination of the waiting period (and any extension thereof) under the Hart-Scott-Rodino Act, as amended (the “HSR Act”), (3) the absence of any law, whether temporary, preliminary or permanent, which is then in effect and has the effect of enjoining, restraining, prohibiting or otherwise preventing consummation of the Transactions, (4) the effectiveness of the Registration Statement to be filed by the Company (together with all amendments thereto, the “Registration Statement”), pursuant to which the shares of Company Common Stock and CVRs to be issued in connection with the Mergers will be registered with the Securities and Exchange Commission (the “SEC”), (5) the authorization for listing on NASDAQ of the shares of Company Common Stock to be issued in connection with the Mergers and (6) as a condition to the Company’s obligation to consummate the Mergers, the Selling Investors’ execution and delivery of the Selling Investor Support Agreement and the Drag-Along Consent (in each case, as defined below). The obligation of each party to consummate the Mergers is also conditioned upon the other party’s representations and warranties being true and correct (subject to certain materiality exceptions) and the other party having performed in all material respects its obligations under the Merger Agreement.

The Merger Agreement contains customary representations and warranties of the Company and Grail relating to their respective businesses and financial statements, in each case generally subject to customary materiality qualifiers. Additionally, the Merger Agreement provides for customary pre-closing covenants of the Company and Grail, including covenants of Grail relating to conducting its business in the ordinary course, and covenants of each party to refrain from taking certain actions without the other party’s consent. The Company and Grail also agreed to use their respective reasonable best efforts to cause the Merger to be consummated and to obtain expiration or termination of the waiting period under the HSR Act and other required regulatory approvals, subject to certain exceptions.  The Merger Agreement provides that Grail is subject to certain restrictions on its ability to solicit alternative acquisition proposals from and provide non-public information to third parties and to engage in negotiations with third parties regarding alternative acquisition proposals, subject to customary exceptions.

The consummation of the Mergers and the other Transactions is subject to obtaining the consent of the holders of the majority of the total voting power of Grail Stock, voting together as a single class, and the consent of the holders of the majority of outstanding shares of Grail preferred stock, voting together as a single class on an as-converted to Grail Class A Common Stock basis in favor of the adoption of the Merger Agreement and approval of the Transactions (the “Grail Stockholder Approvals”).  Subsequent to the execution of the Merger Agreement, certain stockholders of Grail (collectively, the “Selling Investors”), including the Company in its capacity as a stockholder of Grail, entered into a voting and support agreement with the Company (the “Selling Investor Support Agreement”). As of September 20, 2020, the Selling Investors collectively held shares of Grail Stock representing over a majority of the total voting power of Grail Stock and over a majority of outstanding shares of Grail preferred stock. Under the Selling Investor Support Agreement, the Selling Investors agreed, among other things, to execute and deliver a written consent promptly after the Registration Statement is declared effective by the SEC, approving the adoption of the Merger Agreement and approving the Transactions, which will constitute receipt by the Company of the Grail Stockholder Approvals. Under the terms of the Selling Investor Support Agreement, the Selling Investors are generally prohibited from transferring ownership of Grail Stock prior to the earlier of the consummation of the Mergers and the termination of the Merger Agreement in accordance with its terms, subject to limited exceptions.

In connection with the Transactions, the Selling Investors delivered a written agreement (the “Drag-Along Consent”), substantially in the form attached as Exhibit B to the Merger Agreement, to exercise their contractual “drag along” right under the Amended and Restated Voting Agreement dated as of November 27, 2019 (the “Voting Agreement”), by and among Grail and certain stockholders of Grail party thereto, to require certain other stockholders party to the Voting Agreement, among other things, to vote their shares of Grail Stock in favor of, and to adopt, the Transactions.

The Merger Agreement contains certain termination rights for each of the Company and Grail, including a termination right for each of the Company and Grail if the consummation of the Merger does not occur on or before September 20, 2021, subject to a three-month extension for certain limited purposes in connection with obtaining certain required regulatory clearances.  Upon termination of the Merger Agreement under specified circumstances, the Company would be required to pay Grail a termination fee of $300 million and make an additional $300 million investment in Grail in exchange for shares of non-voting Grail preferred stock, subject to certain terms and conditions.

The foregoing description of the Merger Agreement, the Selling Investor Support Agreement, the Drag-Along Consent and the Transactions does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Merger Agreement, a copy of which is attached hereto as Exhibit 2.1, the Selling Investor Support Agreement, a copy of which is attached hereto as Exhibit 10.1, and the form of Drag-Along Consent attached as Exhibit B to the Merger Agreement, each of which are incorporated herein by reference.

The Merger Agreement has been included to provide investors with information regarding its terms. It is not intended to provide any other factual information about the Company, Grail or their respective subsidiaries or affiliates. The representations, warranties and covenants contained in the Merger Agreement were made solely for purposes of the Merger Agreement and as of specific dates, were solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures.

Bridge Facility Commitment Letter

On September 20, 2020, and in connection with the Merger Agreement, the Company entered into a commitment letter (the “Commitment Letter”) with Goldman Sachs Bank USA (“Goldman Sachs”). The Commitment Letter provides that, subject to the conditions set forth therein, Goldman Sachs commits to provide a 364-day senior unsecured bridge term loan facility in an aggregate principal amount of $1,000.0 million (the “Bridge Facility”) to fund, in part, amounts payable by the Company in connection with the Merger. The Bridge Facility bears interest at an annual rate equal to LIBOR plus a margin ranging from 1.25% to 2.0%, depending on the Company’s credit rating or leverage ratio, subject to an increase of 0.25% for each 90 days that elapse after the closing of the Merger. Under the Commitment Letter, Goldman Sachs will act as sole lead arranger and sole bookrunner for the Bridge Facility, and will perform the duties customarily associated with such roles. It is anticipated that some or all of the Bridge Facility will be replaced or repaid by the Company through one or a combination of the following: issuance of debt securities, preferred stock, common equity, or other securities or borrowings under a credit facility.

The commitment to provide the Bridge Facility is subject to certain conditions, including (1) the consummation of the Merger pursuant to the Merger Agreement, (2) the absence of a material adverse effect with respect to Grail and its subsidiaries, taken as a whole, (3) the accuracy of certain representations and warranties, (4) the absence of certain limited defaults, (5) the delivery of certain financial information pertaining to each of the Company and Grail and (6) the receipt of customary closing documents. The Company will pay certain customary fees and expenses in connection with obtaining the Bridge Facility.

The foregoing description of the Commitment Letter and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Commitment Letter, a copy of which is attached hereto as Exhibit 10.2, and is incorporated herein by reference.

Contingent Value Rights Agreement

At the closing of the Mergers, the Company, a mutually agreeable trustee and the Holder Representative (as defined in the CVR Agreement) will enter into a Contingent Value Rights Agreement (the “CVR Agreement”) governing the terms of the CVRs. A holder of a CVR will be entitled to receive a pro rata portion of quarterly payments in an amount equal to (i) (x) 2.5% of “Covered Revenues” (as described below) up to and including $1 billion plus (y) 9.0% of Covered Revenues in excess of $1 billion, multiplied by (ii) a fraction the numerator of which is the aggregate number of CVRs then outstanding, and the denominator of which is the total number of shares and shares issuable under options and equity awards of Grail issued and outstanding as of immediately prior to the Effective Time, with such $1 billion threshold measured over an annual period.

“Covered Revenues” mean, subject to certain deductions, adjustments, inclusions and exclusions set forth in the CVR Agreement:

●
the gross amount invoiced or otherwise charged for any products or services designed and sold for the detection (including through the use of Grail’s Galleri early detection test or DAC diagnostic aid for cancer test) of cancer and monitoring of individuals with or suspected of cancer utilizing methylation-based technology, plus

●	the gross amount invoiced or otherwise charged for Grail’s minimal residual disease test for therapy selection, plus
●
other revenue generated in connection with any activities (other than the sale of products or services) directed to or attributable to the detection (including through the use of Grail’s Galleri early detection test or DAC diagnostic aid for cancer test) of cancer and monitoring of individuals with or suspected of cancer that utilize Grail’s intellectual property in existence as of the closing date of the Mergers, plus

●
other revenue in connection with the use, license or net sales of samples that were generated or collected from activities within the field of detection (including through the use of Grail’s Galleri early detection test or DAC diagnostic aid for cancer test) of cancer and monitoring of individuals with or suspected of cancer, plus

●
the gross amount invoiced or otherwise charged for products or services accessing data, or the sale of data generated or collected by the Company, in each case, from activities within the field of detection (including through the use of Grail’s Galleri early detection test or DAC diagnostic aid for cancer test) of cancer and monitoring of individuals with or suspected of cancer, plus

●	the portion of consideration attributable to products and certain other assets that generate covered revenues, in each case received by the Company from certain dispositions.

Such payments will be due over a twelve-year period, commencing on the later of (a) the closing date of the Mergers and (b) (i) the date that Grail’s Galleri early detection test first becomes commercially available in the United States as a laboratory developed test or (ii) such earlier date (on or after the closing date of the Mergers) specified by the Holder Representative; provided that the twelve-year period will commence no later than December 31, 2022.  The Holders of the CVRs will have customary audit rights of the Company that may be exercised by the holders of a majority of the CVRs or the Holder Representative.

Pursuant to the CVR Agreement, the Company will agree to operate its business in good faith and not take any actions for the primary purpose of avoiding or reducing the amount of payments payable to the holders of the CVR and will agree to use certain efforts to obtain regulatory approval and clearance for certain existing Grail products, and to use certain efforts to sell certain products within the field of detection (including through the use of Grail’s Galleri early detection test or DAC diagnostic aid for cancer test) of cancer and monitoring of individuals with or suspected of cancer utilizing methylation-based technology.

The Company may, at any time on and after the date that 90% of the CVRs issued pursuant to the terms of the Merger Agreement either are (i) no longer outstanding, and/or (ii) repurchased, acquired, redeemed or retired by the Company, redeem all (but not less than all) of the outstanding CVRs at a price described in the CVR Agreement.

The CVR Agreement does not require the CVRs to be listed on a securities exchange, and, except for permitted transfers described in the CVR Agreement, transfers of the CVRs are generally restricted.

The foregoing description of the CVR Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the CVR Agreement, a copy of which is attached hereto as Exhibit C to the Merger Agreement, and is incorporated herein by reference.

Item 8.01.	Other Events.

On September 21, 2020, the Company and Grail issued a joint press release announcing the entry into the Merger Agreement. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

Additional Information and Where to Find It

In connection with the proposed transaction, the Company intends to file with the SEC a registration statement on Form S-4 that will include a preliminary prospectus with respect to the Company’s common stock and contingent value rights to be issued in the proposed transaction and a consent solicitation statement of Grail in connection with the proposed transaction.  The Company may also file other documents with the SEC regarding the proposed transaction.  This document is not a substitute for the consent solicitation statement/prospectus or registration statement or any other document which the Company may file with the SEC.  INVESTORS AND SECURITY HOLDERS OF GRAIL ARE URGED TO READ THE REGISTRATION STATEMENT, WHICH WILL INCLUDE THE CONSENT SOLICITATION STATEMENT/PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS.  Investors and security holders may obtain free copies of the registration statement on Form S-4 (when available), which will include the consent solicitation statement/prospectus, and other documents filed with the SEC by the Company through the website maintained by the SEC at www.sec.gov, through the Company’s Investor Relations page (investor.illumina.com) or by writing to Illumina Investor Relations, 5200 Illumina Way, San Diego, CA 92122.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to subscribe for, buy or sell, or the solicitation of an offer to subscribe for, buy or sell, or an invitation to subscribe for, buy or sell any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, invitation, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Cautionary Notes on Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “may,” “target,” similar expressions and variations or negatives of these words.  Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof.  These and other forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements, including the failure to consummate the proposed transaction or to make any filing or take other action required to consummate such transaction in a timely matter or at all.  Important risk factors that may cause such a difference include, but are not limited to: (i) the proposed transaction may not be completed on anticipated terms and timing, (ii) a condition to closing of the transaction may not be satisfied, including obtaining regulatory approvals, (iii) the potential impact of unforeseen liabilities, future capital expenditures, revenues, costs, expenses, earnings, synergies, economic performance, indebtedness, financial condition and losses on the future prospects, business and management strategies for the management, expansion and growth of the Company’s business after the consummation of the transaction, (iv) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction, (v) any negative effects of the announcement, pendency or consummation of the transaction on the market price of the Company’s common stock and on the Company’s operating results, (vi) risks associated with third-party contracts containing consent and/or other provisions that may be triggered by the proposed transaction, (vii) the risks and costs associated with the integration of, and the ability of the Company to integrate, Grail’s business successfully and to achieve anticipated synergies, (viii) the risks and costs associated with the development and commercialization of, and the Company’s ability to develop and commercialize, Grail’s products; (ix) the risk that disruptions from the proposed transaction will harm the Company’s business, including current plans and operations, (x) legislative, regulatory and economic developments, (xi) the other risks described in the Company’s most recent annual reports on Form 10-K and quarterly reports on Form 10-Q and in the registration statement on Form S-1 filed with the SEC by Grail on September 9, 2020, as amended on September 17, 2020, and (xii) management’s response to any of the aforementioned factors.

These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the consent solicitation statement/prospectus that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed transaction.  While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties.  Unlisted factors may present significant additional obstacles to the realization of forward-looking statements.  Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on the Company’s financial condition, results of operations, credit rating or liquidity.  The Company does not assume any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

Item 9.01.	Exhibits.

Exhibit Number	Description of Exhibit

2.1	Agreement and Plan of Merger dated as of September 20, 2020, among Illumina, Inc., SDG Ops, Inc., SDG Ops, LLC and GRAIL, Inc.*

10.1	Selling Investor Support Agreement dated as of September 20, 2020, among Illumina, Inc. and each of the stockholders party thereto*
10.2	Commitment Letter dated as of September 20, 2020, between Illumina, Inc. and Goldman Sachs Bank USA
99.1	Joint Press Release dated September 21, 2020, issued by Illumina, Inc. and GRAIL, Inc.
104	Cover Page Interactive Data File - the cover page XBRL tags are embedded within the Inline XBRL document

*Certain schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule or exhibit will be furnished supplementally to the SEC upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ILLUMINA, INC.

Date: September 21, 2020	By:	/s/ Charles E. Dadswell
Charles E. Dadswell
Senior Vice President, General Counsel and Secretary